RESTATED

PAN AMERICAN SILVER CORP.
Consolidated Balance Sheets
(In thousands of U.S. dollars)

	March 31, 2005 (Restated – note 3)	Dec. 31, 2004 (Restated – note 3)
	(Unaudited)	(Audited)
Assets
Current
Cash and cash equivalents	$17,901	$28,345
Short-term investments	73,959	69,791
Accounts receivable, net of $Nil provision for doubtful accounts	23,647	25,757
Inventories	8,279	10,674
Unrealized gain on commodity contracts	-	480
Prepaid expenses	1,567	1,211
Total Current Assets	125,353	136,258
Mineral property, plant and equipment, net (note 4)	110,417	104,647
Investment and non-producing properties (note 5)	126,877	125,863
Direct smelting ore	2,546	2,671
Other assets	697	647
Total Assets	$365,890	$370,086

Liabilities
Current
Accounts payable and accrued liabilities	$18,262	$20,331
Unrealized loss on commodity contracts	6,127	4,695
Advances for metal shipments	-	652
Current portion of bank loans and capital lease	134	134
Current portion of non-current liabilities	479	479
Total Current Liabilities	25,002	26,291
Liability component of convertible debentures	134	134
Provision for asset retirement obligation and reclamation	32,264	32,012
Provision for future income taxes	33,162	33,212
Severance indemnities and commitments	1,359	1,542
Non-controlling interest	1,460	1,379
Total Liabilities	93,381	94,570

Shareholders’ Equity
Share capital (note 6)
Authorized:
100,000,000 common shares of no par value
Issued:
December 31, 2004 – 66,835,378 common shares
March 31, 2005 – 66,926,051 common shares	381,490	380,571
Equity component of convertible debentures	636	633
Additional paid in capital	11,273	10,976
Deficit	(120,890)	(116,664)
Total Shareholders’ Equity	272,509	275,516
Total Liabilities and Shareholders’ Equity	$365,890	$370,086

See accompanying notes to consolidated financial statements

Pan American Silver Corp.

Consolidated Statements of Operations

(Unaudited -in thousands of US Dollars, except for shares and per share amounts)

	Three months ended
	March 31,
	(Restated – note 3)
	2005	2004
Revenue	$29,086	$15,708
Operating costs	22,380	11,168
Depreciation and amortization	3,218	2,145
Mine operating earnings	3,488	2,395
General and administrative, including stock-based compensation	1,563	1,243
Exploration	1,424	528
Asset retirement and reclamation	527	302
Interest and financing expenses	93	468
Operating loss	(119)	(146)
Loss on commodity contracts	(3,337)	(2,214)
Investment and other income	256	337
Loss before taxes and non-controlling interest	(3,200)	(2,023)
Income tax provision	(942)	-
Non-controlling interest	(81)	-
Net loss for the period	$(4,223)	$(2,023)

Attributable to common shareholders:

Net loss for the period	$(4,223)	$(2,023)
Accretion of convertible debentures	(3)	(2,120)
Adjusted net loss for the period attributable to common shareholders	$(4,226)	$(4,143)

Basic and fully diluted loss per share	$(0.06)	$(0.08)

Weighted average shares outstanding	66,878,766	54,054,224

See accompanying notes to consolidated financial statements

Pan American Silver Corp.

Consolidated Statement of Cash Flows

(Unaudited – in thousands of U.S. dollars)

	Three months ended
	March 31,
	(Restated – note 3)
	2005	2004
Operating activities
Net loss for the period	$(4,223)	$(2,023)
Reclamation expenditures	(275)	(362)
Items not involving cash
Depreciation and amortization	3,218	2,145
Gain on sale of marketable securities	-	(22)
Non-controlling interest	81	-
Unrealized loss on commodity contracts	1,912	1,657
Interest accretion on the convertible debentures	-	269
Stock-based compensation	297	440
Asset retirement and reclamation	527	302
Changes in non-cash operating working capital items (note 7)	1,321	(2,799)
Cash generated by (used in) operations	2,858	(393)

Financing activities
Shares issued for cash	919	60,062
Share issue costs	-	(84)
Interest payment on convertible debentures	-	(2,307)
Repayment of bank loans and capital lease	-	(407)
Cash generated by financing activities	919	57,264

Investing activities
Mineral property, plant and equipment expenditures	(8,988)	(3,234)
Investment and non-producing property expenditures	(1,015)	(345)
(Purchase)/maturity of short-term investments	(4,668)	22
Proceeds from sale of assets	500	-
Other	(50)	-
Cash used in investing activities	(14,221)	(3,557)

(Decrease)/increase in cash and cash equivalents during the period	(10,444)	53,314
Cash and cash equivalents, beginning of period	28,345	14,191
Cash and cash equivalents, end of period	$17,901	$67,505

Supplementary Disclosures
Interest paid	$-	$2,307

Taxes paid	$92	$-

See accompanying notes to consolidated financial statements

PAN AMERICAN SILVER CORP.

Consolidated Statements of Shareholders’ Equity
For the three months ended March 31, 2005
(in thousands of US dollars, except for amounts of shares)

	Common Shares		Convertible	Additional
	Shares	Amount	Debentures	Paid in Capital	Deficit	Total
Balance, December 31, 2003	53,009,851	$225,154	$66,735	$12,752	$(120,543)	$184,098
Issued on the exercise of stock options	785,095	9,437	-	(3,965)	-	5,472
Issued on the exercise of share purchase warrants	544,775	1,965	-	-	-	1,965
Stock-based compensation	-	-	-	2,189	-	2,189
Issued for cash, net of issue costs	3,333,333	54,820	-	-	-	54,820
Accretion of convertible debentures	-	-	2,871	-	(2,871)	-
Issued on the conversion of convertible debentures	9,145,700	88,950	(68,973)	-	(8,464)	11,513
Issued as compensation	16,624	245	-	-	-	245
Net income for the year (Restated)	-	-	-	-	15,214	15,214
Balance, December 31, 2004	66,835,378	380,571	633	10,976	(116,664)	275,516
Issued on the exercise of stock options	89,492	908	-	-	-	908
Issued on the exercise of share purchase warrants	1,181	11	-	-	-	11
Stock-based compensation	-	-	-	297	-	297
Accretion of convertible debentures	-	-	3	-	(3)	-
Net loss for the period (Restated)	-	-	-	-	(4,223)	(4,223)
Balance, March 31, 2005	66,926,051	$381,490	$636	$11,273	$(120,890)	$272,509

See accompanying notes to consolidated financial statements

Pan American Silver Corp.

Notes to Unaudited Interim Consolidated Financial Statements

As at March 31, 2005 and 2004 and for the three month periods then ended

(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)

1.

Nature of Operations

Pan American Silver Corp (the “Company”) is engaged in silver mining and related activities, including exploration, extraction, processing, refining and reclamation.  The Company has mining operations in Peru, Mexico and Bolivia, project development activities in Argentina, Mexico and Bolivia, and exploration activities in South America.

2.

Summary of Significant Accounting Policies

a)

Basis of Presentation: The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada for interim financial information and follow the same accounting policies and methods as our most recent annual financial statements. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in Canada for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three-month periods ended March 31, 2005 and 2004 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005.

The consolidated balance sheet at December 31, 2004 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in Canada for complete financial statements. For further information, refer to the consolidated financial statements and footnotes thereto included in the Pan American Silver Corp. (the “Company”) Annual Report for the year ended December 31, 2004.

b)

Principles of Consolidation: The consolidated financial statements include the wholly-owned and partially-owned subsidiaries of the Company, the most significant of which are presented in the following table:

Subsidiary	Location	Ownership interest	Status	Operations and Development Projects

Pan American Silver S.A.C.	Peru	100%	Consolidated	Quiruvilca Mine
Compañía Minera Huaron S.A.	Peru	100%	Consolidated	Huaron Mine
Compañía Minera Argentum S.A.	Peru	86.7%	Consolidated	70% Morococha Mine
Compañía Minera Natividad S.A.	Peru	100%	Consolidated	30% Morococha Mine
Plata Panamericana S.A. de C.V.	Mexico	100%	Consolidated	La Colorada Mine

Inter-company balances and transactions have been eliminated in consolidation. Investments in corporate joint ventures where the Company has ownership of 50% or less and funds its proportionate share of expenditures are accounted for under the equity method. The Company has no investments in entities in which it has greater than 20% ownership interest accounted for using the cost method.

c)

Revenue Recognition: Revenue is recognized when title and risk of ownership of metals or metal bearing concentrate passes to the buyer and when collection is reasonably assured. The passing of title to the customer is based on the terms of the sales contract. Product pricing is determined at the point revenue is recognized by reference to active and freely traded commodity markets.

Under our concentrate sales contracts with third-party smelters, final commodity prices are set on a specified future quotational period, typically one to three months, after the shipment arrives at the smelter based on market metal prices. Revenues are recorded under these contracts at the time title passes to the buyer based on the expected settlement period. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted metal prices. Final settlement is based on the average applicable price for a specified future period, and generally occurs from three to six months after shipment. Final sales are settled using smelter weights, settlement assays (average of assays exchanged and/or umpire assay results) and are priced as specified in the smelter contract.

Third party smelting and refining costs are recorded as a reduction of revenue.

d)

Cash and Cash Equivalents: Cash and cash equivalents includes cash, bank deposits, and all highly-liquid investments with a maturity of three months or less at the date of purchase. The Company minimizes its credit risk by investing its cash and cash equivalents with major international banks and financial institutions located principally in Canada and Peru with a minimum credit rating of A1 as defined by Standard & Poor’s. The Company’s management believes that no concentration of credit risk exists with respect to investment of its cash and cash equivalents. Due to the short maturity of cash equivalents, their carrying amounts approximate their fair value.

e)

Short-term Investments: Short-term investments principally consist of highly-liquid debt securities with original maturities in excess of three months and less than one year.  These debt securities include corporate bonds with S & P rating of A- to AAA with an overall average of single A high. The Company classifies all short-term investments as available-for-sale securities. Unrealized gains and losses on these investments are lower of cost and marked to market at the end of each period and are included in determining net income/ (loss).

f)

Inventories: Inventories include concentrate ore, dorè, ore in stockpiles and operating materials and supplies. The classification of inventory is determined by the stage at which the ore is in the production process. Inventories of ore are sampled for metal content and are valued based on the lower of actual production costs incurred or estimated net realizable value based upon the period ending prices of contained metal. Material that does not contain a minimum quantity of metal to cover estimated processing expense to recover the contained metal is not classified as inventory and is assigned no value. All metal inventories are stated at the lower of cost or market, with cost being determined using the first-in, first-out method. Supplies inventories are valued at the lower of average cost and replacement cost, net of obsolescence. Concentrate and doré inventory includes product at the mine site, the port warehouse and product held by refineries, and are also valued at lower of cost or market.

g)

Property, Plant, and Equipment: Expenditures for new facilities, new assets or expenditures that extend the useful lives of existing facilities are capitalized and depreciated using the straight-line method at rates sufficient to depreciate such costs over the shorter of estimated productive lives of such facilities or the useful life of the individual assets ranging from five to twenty years.  Certain mining equipment is depreciated using the units-of-production method based upon estimated total proven and probable reserves. Maintenance and repairs are expensed as incurred.

 h)

Operational Mining Properties and Mine Development: Mineral exploration costs are expensed as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs incurred to develop such property including costs to further delineate the ore body and remove over burden to initially expose the ore body, are capitalized. Such costs are amortized using the units-of-production method over the estimated life of the ore body based on proven and probable reserves. Significant payments related to the acquisition of the land and mineral rights are capitalized as incurred. Prior to acquiring such land or mineral rights the Company generally makes a preliminary evaluation to determine that the property has significant potential to develop an economic ore body. The time between initial acquisition and full evaluation of a property’s potential is variable and is dependant on many factors including: location relative to existing infrastructure, the property’s stage of development, geological controls and metal prices. If a mineable ore body is discovered, such costs are amortized when production begins. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value. Interest expense allocable to the cost of developing mining properties and to construct new facilities is capitalized until the assets are ready for their intended use. Gains or losses from sales or retirements of assets are included in other income or expense. Ongoing mining expenditures on producing properties are charged against earnings as incurred. Major development expenditures incurred to increase production or extend the life of the mine are capitalized.

i)

Asset Impairment: Management reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment is considered to exist if total estimated future cash flows or probability-weighted cash flows on an undiscounted basis are less than the carrying amount of the assets, including mineral property, plant and equipment, non-producing property, and any deferred costs such as deferred stripping. An impairment loss is measured and recorded based on discounted estimated future cash flows or the application of an expected present value technique to estimate fair value in the absence of a market price. Future cash flows include estimates of proven, probable, and a portion of resource recoverable ounces, gold and silver prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs, all based on detailed engineering life-of-mine plans. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Any differences between significant assumptions and market conditions and/or the Company’s performance could have a material effect on any impairment provision, and on the Company’s financial position and results of operations. In estimating future cash flows, assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of cash flows from other groups. Generally, in estimating future cash flows, all assets are grouped at a particular mine for which there is identifiable cash flow.

j)

Reclamation and Remediation Costs: Estimated future reclamation and remediation costs are based principally on legal and regulatory requirements.

The asset retirement obligation is measured using assumptions for cash outflows such as expected labor costs, allocated overhead and equipment charges, contractor markup, and inflation adjustments to determine the total obligation.  The sum of all these costs are discounted, using the credit adjusted risk-free interest rate from the time the Company expects to pay the retirement obligation to the time the Company incurs the obligation. The measurement objective is to determine the amount a third party would demand to assume the asset retirement obligation.

Upon initial recognition of a liability for an asset retirement obligation, the Company capitalizes the asset retirement cost to the related long-lived asset. The Company amortizes this amount to operating expense using the units-of-production method. The Company evaluates the cash flow estimates at the end of each reporting period to determine whether the estimates continue to be appropriate. Upward revisions in the amount of undiscounted cash flows will be discounted using the current credit-adjusted risk-free rate. Downward revisions will be discounted using the credit-adjusted risk-free rate that existed when the original liability was recorded.

k)

Foreign Currency Translation:  The Company’s functional currency is the US dollar.  The accounts of subsidiaries, not reporting in U.S. dollars, and which are integrated operations, are translated into U.S. dollars using the temporal method.  Under this method, substantially all assets and liabilities of foreign subsidiaries are translated at exchange rates in effect at the date of the transaction or at end of each period. Revenues and expenses are translated at the average exchange rate for the period. Foreign currency transaction gains and losses are included in the determination of net income/ (loss).

l)

Stock-based Compensation Plans:  The Company provides options to buy common shares of the Company to directors, officers, employees and service providers.  The board of directors grants such options for periods of up to ten years, vesting period of up to four years  and at prices equal to or greater than the weighted average market price of the five trading days prior to the date the options were granted.

The Company applies the fair-value method of accounting in accordance with recommendation of CICA Handbook Section (“CICA 3870”), “Stock-based Compensation and Other Stock-based Payments”.  Stock-based compensation expense is calculated using the Black-Scholes option pricing model.

m)

Income Taxes: The Company computes income taxes in accordance with CICA Handbook Section (“CICA 3465”), “Income Taxes”, that requires an asset and liability approach which results in the recognition of future tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities, as well as operating loss and tax credit carry-forwards, using enacted or substantially enacted, as applicable, tax rates in effect in the years in which the differences are expected to reverse.

 n)

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in Canada requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

o)

Earnings (loss) per share: Basic earnings (loss) per share calculations are based on the net income (loss) attributable to common shareholders for the period divided by the weighted average number of common shares issued and outstanding during the period.

   The diluted earnings/(loss) per share calculations are based on the weighted average number of common shares outstanding during the period, plus the effects of dilutive common share equivalents. This method requires that the dilutive effect of outstanding options and warrants issued should be calculated using the treasury stock method.  This method assumes that all common share equivalents have been exercised at the beginning of the period (or at the time of issuance, if later), and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of common shares during the period.

   For convertible securities that may be settled in cash or shares at the holder’s option the more dilutive of cash settlement and share settlement is used in computing diluted earnings/(loss) per share. For settlements in common shares, the if-converted method is used, which requires that returns on senior convertible equity instruments and income charges applicable to convertible financial liabilities be added back to net earnings/(loss), and the net earnings/(loss) is also adjusted for any non-discretionary changes that would arise from the beginning of the period (or at the time of issuance, if later).

   Potentially dilutive securities totaling 4,666,778 for the three months ended March 31, 2005 (1,578,142 and 3,088,636 shares arising from outstanding stock options and share purchase warrants, respectively) and 5,751,044 shares for the three months ended March 31, 2004 (1,936,344 and 3,814700 shares arising from outstanding stock options and share purchase warrants, respectively) were not included as they were anti-dilutive

p)

Reclassifications: Certain reclassifications of prior year balances have been made to conform to current year presentation.

1.

Restatement

In 2004, Pan American implemented a hedge accounting policy for the accounting treatment of its base-metal forward contracts program.  In the fourth quarter of 2005 it was concluded that the Company’s accounting for its forward contracts for the sale of base metals (lead and zinc), its forward contracts for purchasing Mexican pesos with US dollars and its silver fixing contracts do not qualify for hedge accounting under AcG-13, Hedging Relationships.  As a result, Pan American has restated its unaudited consolidated financial statements for each quarter from March 31, 2004 to September 30, 2005 and its audited 2004 consolidated financial statements.

Pan American is now required to recognize mark-to market valuations of its open forward contract positions through its income at the end of each period.  In the past, Pan American had recognized gains, losses, revenues and expenses from its forward contracts in its income only in the period in which they settled.  The effects of the change in accounting treatment are summarized in the tables below:

	As Previously Reported		As Restated
	March 31	December 31	March 31	December 31
Consolidated Balance Sheets	2005	2004	2005	2004

Unrealized gain on commodity contracts	$-	$-	$-	$480
Unrealized loss on commodity contracts	$-	$-	$6,127	$4,695
Prepaid expenses	$1,567	$1,684	$1,567	$1,211
Accounts payable and accrued liabilities	$18,369	$20,331	$18,262	$20,331
Deficit	$(114,870)	$(111,976)	$(120,890)	$(116,664)

	As Previously Reported		As Restated
Consolidated Statement of Operations	Three Month Ended March 31		Three Month Ended March 31
	2005	2004	2005	2004

Revenue	$27,081	$15,151	$29,086	$15,708
Mine operating earnings	$1,483	$1,838	$3,488	$2,395
Loss on commodity contracts	$-	$-	$(3,337)	$(2,214)
Net loss for the period	$(2,891)	$(366)	$(4,223)	$(2,023)
Adjusted net loss for the period attributable to common shareholders	$(2,894)	$(2,486)	$(4,226)	$(4,143)
Basic and diluted loss per share	$(0.04)	$(0.05)	$(0.06)	$(0.08)

2.

Mineral property, plant and equipment

Mineral property, plant and equipment consist of:

	March 31, 2005			December 31, 2004
			Net			Net
		Accumulated	Book		Accumulated	Book
	Cost	Amortization	Value	Cost	Amortization	Value
Mineral properties
Morococha mine, Peru	$9,914	$(729)	$9,185	$9,693	$(169)	$9,524
La Colorada mine, Mexico	4,153	(516)	3,637	4,153	(421)	3,732
Huaron mine, Peru	1	-	1	1	-	1
	$14,068	$(1,245)	$12,823	$13,847	$(590)	$13,257
Plant & equipment
Morococha mine, Peru	$9,227	$(2,422)	$6,805	$8,515	$(1,930)	$6,585
La Colorada mine, Mexico	25,147	(2,960)	22,187	23,514	(2,420)	21,094
Huaron mine, Peru	19,690	(7,952)	11,738	19,389	(7,659)	11,730
Quiruvilca mine, Peru	6,618	(6,544)	74	6,523	(6,523)	-
Other	5,310	(503)	4,807	706	(503)	203
	$65,992	$(20,381)	$45,611	$58,647	$(19,035)	$39,612
Mine development & other
Morococha mine, Peru	$9	$-	$9	$9	$-	$9
La Colorada mine, Mexico	27,234	(3,044)	24,190	27,181	(2,420)	24,761
Huaron mine, Peru	35,198	(8,897)	26,301	34,238	(8,380)	25,858
Quiruvilca mine, Peru	19,078	(18,155)	923	19,078	(18,093)	985
Other	607	(47)	560	198	(33)	165
	$82,126	$(30,143)	$51,983	$80,704	$(28,926)	$51,778

TOTAL	$162,186	$(51,769)	$110,417	$153,198	$(48,551)	$104,647

On July 1, 2004, the Company acquired control and ownership of the assets and liabilities of the Morococha mine.  A summary of the terms and the fair values of the assets and liabilities acquired and consideration paid was included in the December 31, 2004 annual consolidated financial statements of the Company.

3.

Investment and non-producing properties

Acquisition costs of investment and non-producing properties together with costs directly related to mine development expenditures are deferred.  Exploration expenditures on investment and non-producing properties are charged to operations in the period they are incurred.

The carrying values of these properties are as follows:

	March 31, 2005	December 31, 2004
Morococha, Perú	$40,472	$40,472
Alamo Dorado, México	82,706	81,692
Manantial Espejo, Argentina	2,012	2,012
Other	1,687	1,687
	$126,877	$125,863

4.

Share Capital

a)

Authorized and issued share capital

The details of the common shares issued and outstanding are as follows:

2005	Shares Issued	Amount
Balance at December 31, 2004	66,835,378	$380,571
Shares issued on exercise of stock options	89,492	908
Shares issued on exercise of warrants	1,181	11
Balance at March 31, 2005	66,926,051	$381,490

b)

Share Option Plan

The Company has a comprehensive stock option plan for its employees, directors and officers.  The plan provides for the issuance of incentive stock options to acquire up to a total of 10% of the issued and outstanding common shares of the Company on a non-diluted basis.  The exercise price of each option shall be the weighted average trading price of the Company’s stock on the five days prior to the award date.  The options can be granted for a maximum term of 10 years with vesting provides determined by the Company.

The following table summarizes information concerning stock options outstanding as at March 31, 2005:

		Options Outstanding		Options Exercisable
Range of Exercise Prices	Year of Expiry	Number Outstanding as at March 31, 2005	Weighted Average Remaining Contractual Life (months)	Number Exercisable as at March 31, 2005	Weighted Average Exercise Price
$12.21	2005	26,500	3.00	7,500	$12.21
$6.05	2006	88,000	13.67	88,000	$6.05
$11.68 - $12.22	2007	306,000	31.53	246,000	$12.12
$7.36 - $17.45	2008	457,308	38.92	67,308	$12.13
$11.79-$27.23	2009	499,274	48.95	227,941	$22.82
$6.05	2010	217,000	68.47	217,000	$6.05
		1,594,082	49.01	853,749	$9.01

During the three months ended March 31, 2005, the Company recognized $295 of stock compensation expense consisting of $112 for options issued in 2004 and $183 for options issued in 2003.

c)

Share purchase warrants

As at March 31, 2005 there were warrants outstanding that allow the holders to purchase 3,808,636 common shares of the Company at Cdn$12.00 per share, which expire on February 20, 2008.

In the period, 1,181 common shares were issued for proceeds of $11 in connection with the exercise of outstanding warrants.

7.

Changes in Non-Cash Working Capital Items (Restated)

The following table summarizes the changes in non-cash working capital items:

	March 31,
	2005	2004
Accounts receivable and prepaid expenses	$1,556	$(1,623)
Inventories	2,395	(1,835)
Prepaids	117	(102)
Accounts payable and accrued liabilities	(1,962)	(184)
Advances for metal shipments	(652)	662
Severance, indemnities and commitments	(183)	283
Provision for future income taxes	(50)	-
	$1,321	$(2,799)

8.

Segmented information (Restated)

Substantially all of the Company’s operations are within the mining sector, conducted through operations in six countries.  Due to differences between mining and exploration activities, the Company has a separate budgeting process and measures the results of operations and exploration activities independently.  The Corporate office provides support to the mining and exploration activities with respect to financial, human resources and technical support.

Segmented disclosures and enterprise-wide information are as follows:

	For the three months ended March 31, 2005
	Mining & Development		Investment and exploration	Corporate	Total
	Mexico	Peru
Revenue from external customers	$4,978	$24,108	$-	$-	$29,086
Investment and other income	4	50	(40)	242	256
Loss on commodity and foreign currency contracts	-	-	-	(3,337)	(3,337)
Interest and financing expenses	-	(93)	-	-	(93)
Exploration	(2)	(17)	(1,405)	-	(1,424)
Depreciation and amortization	(1,259)	(1,953)	-	(6)	(3,218)
Net income (loss) for the period	(957)	2,812	(1,443)	(4,635)	(4,223)
Property, plant and equipment Capital expenditures	1,686	2,345	5,945	27	10,003
Segment assets	$55,548	$134,660	$95,645	$80,037	$365,890

	For the three months ended March 31, 2004
	Mining & Development		Investment and exploration	Corporate	Total
	Mexico	Peru
Revenue from external customers	$3,607	$12,788	$-	$(687)	$15,708
Investment and other income	9	(134)	17	445	337
Loss on commodity and foreign currency contracts	-	-	-	(2,214)	(2,214)

Interest and financing expenses	(112)	(86)	-	(270)	(468)
Exploration	(7)	-	(521)	-	(528)
Depreciation and amortization	(940)	(1,194)	-	(11)	(2,145)
Net income (loss) for the period	(76)	2,601	(515)	(2,508)	(2,023)
Property, plant and equipment Capital expenditures	1,803	1,419	346	11	3,579
Segment assets	$50,515	$59,208	$87,495	$141,877	$339,095